October 13, 2008
Via EDGAR and Federal Express
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Daniel L. Gordon Branch Chief

RE:	DIAS HOLDING, INC. Form 10-KSB/A for the Year Ended December 31, 2007
Dear Ladies and Gentlemen:
     In connection with our response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated September 4, 2008, regarding DIAS HOLDING, INC.’s (the “Company”) Form 10-KSB for the year ended December 31, 2007. We hereby acknowledge that:
     (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Kindly contact Stephen J. Czarnik at (212) 232-8323 with any questions or comments. I thank you for your attention to this matter.
With kind regards,

/s/ Hung-Lang Huang
Hung-Lang Huang (Eric Huang)
Chairman, Chief Executive Officer,
and President

16630 Southfield Road
Allen Park, MI 48101
Tele: (313) 928-1254   Fax: (313) 928-1264